Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hims & Hers Health, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Hims & Hers Health, Inc. of our report dated March 22, 2021, with respect to the consolidated balance sheets of Hims, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, mezzanine equity and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the Form 8-K/A of Hims & Hers Health, Inc. dated March 22, 2021 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

San Francisco, California March 26, 2021